                                                                      EXHIBIT 23


                        Consent of Independent Auditors


The Board of Directors
Midas, Inc.:

     We consent to incorporation by reference in the registration statement on Form S-8 and the related prospectus pertaining to the registration of Midas, Inc. common stock for the Midas International Corporation Retirement Savings Plan for Hourly Employees and the Midas International Corporation Retirement Savings Plan for Salaried Employees of our report dated February 17, 2000 relating to the balance sheets of Midas as the end of fiscal years 1999 and 1998, and the related statements of operations, cash flows and changes in shareholders' equity for each of the fiscal years 1999, 1998, and 1997, which report appears in the Midas, Inc. Annual Report on Form 10-K.


/s/ KPMG LLP

Chicago, Illinois
July 25, 2000